EXHIBIT 99.1

For Immediate Release 21-53-TR	Date:	November 17, 2021

Teck Donates $250,000 to Support British Columbia Flood Relief Efforts

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a donation of $150,000 to the Canadian Red Cross and $50,000 to the British Columbia Society for the Prevention of Cruelty to Animals (BC SPCA) in support of flood relief efforts in British Columbia. A further $50,000 will go to match donations to emergency relief efforts made by Teck employees.

Teck’s donations to the Canadian Red Cross and BC SPCA will support province-wide responses to assist with the evacuation and immediate support for people and livestock in flood impacted areas.

“The impact of heavy rains, flooding and mudslides in British Columbia in recent days has been catastrophic and our thoughts are with all those affected,” said Don Lindsay, President and CEO. “We will continue to work with our partners and communities throughout B.C. to support relief efforts during this unprecedented natural disaster.”

Go to www.redcross.ca for information on how to support the Canadian Red Cross and to www.spca.bc.ca for information on how to support the BC SPCA.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com